

Mailstop 3628

October 24, 2018

Thomas A. Feil
President
Capital One Auto Receivables, LLC
1680 Capital One Drive
McLean, Virginia 22102

>   **Re: Capital One Auto Receivables, LLC
>   Amendment No. 1 to Registration Statement on Form SF-3
>   Filed October 15, 2018
>   File No. 333-226529**

Dear Mr. Feil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2018 letter.

Form of Prospectus

The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representation Review Agreement

Dispute Resolution, page 95

1. Please revise the form of prospectus to clarify that a non-binding arbitration option remains available to requesting parties.

Thomas A. Feil
Capital One Auto Receivables, LLC
October 24, 2018
Page 2

<u>Appendix A – Static Pool Information Regarding Certain Vintage Receivables Pools, page A-1</u>

2. We note your response to prior comment 18 and reissue. Please specifically incorporate by reference Appendix A into your prospectus to avoid any confusion about its inclusion as part of the prospectus.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any questions.

                                           Sincerely,

                                           /s/ Arthur C. Sandel

                                           Arthur C. Sandel
                                           Special Counsel
                                           Office of Structured Finance